UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41647

OHMYHOME LIMITED

(Translation of registrant’s name into English)

1 Kampong Ampat
#08-11 One KA MacPherson
Singapore 368314

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into Securities Purchase Agreement

On October 7, 2026,  Ohmyhome Limited (the “Company”) entered into a standby equity purchase agreement (the “Purchase Agreement”) with an institutional investor (the “Investor”), pursuant to which the Investor has agreed to purchase up to an aggregate of $40,000,000 (the “Commitment Amount”) of the Company’s Class A ordinary shares, par value $0.000005 per share (“Class A Ordinary Shares”) from time to time over the term of the Purchase Agreement.

In consideration for the Investor’s commitment to purchase Class A Ordinary Shares under the Purchase Agreement, the Company has agreed to issue 200,000 Class A Ordinary Shares to the Investor at the closing of the first Advance Notice (as defined below).

Under the terms and subject to the conditions of the Purchase Agreement, the Company has the right, but not the obligation, to sell to the Investor, and the Investor is obligated to purchase, Class A Ordinary Shares in an amount of up to the Commitment Amount. Sales under the Purchase Agreement will not commence until all of the conditions set forth in the Purchase Agreement have been satisfied, including that the Prospectus Supplement (as defined below) has been filed with the Securities and Exchange Commission (the “SEC”). Thereafter, the Company may, from time to time and at its sole discretion, for a period of twenty-four (24) months from the date of the Purchase Agreement, on any trading day that it selects, provided that the closing price of the Class A Ordinary Shares is equal to or greater than $0.10, direct the Investor to purchase a minimum of $200,000 and up to a maximum of $3,000,000 of the Class A Ordinary Shares, subject to a beneficial ownership limitation equal to 9.99% of the Class A Ordinary Shares outstanding from time to time.

The purchase price of the Class A Ordinary Shares that may be sold to the Investor under the Purchase Agreement will be equal to the lower of (i) $1.26 (equal to 50% of the closing price of the Class A Ordinary Shares on the Nasdaq Capital Market on the trading day immediately preceding the date of the Purchase Agreement) and (ii) 50% of the lowest closing price of the Class A Ordinary Shares on the Nasdaq Capital Market during the one hundred and eighty (180) trading days immediately preceding the applicable purchase request date, in each case subject to a floor price of $0.10 per Class A Ordinary Share (the “Floor Price”), which shall be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split or other similar transaction and, effective upon the consummation of any such reorganization, recapitalization, non-cash dividend, stock split or other similar transaction, the Floor Price shall mean the lower of (i) the adjusted price and (ii) $0.20.

The Purchase Agreement contains customary representations and warranties, covenants and closing conditions. The Purchase Agreement will automatically terminate on the earliest of (i) the first day of the month next following the 24-month anniversary of the date of the Purchase Agreement or (ii) the date on which the Investor shall have purchased Class A Ordinary Shares equal to the Commitment Amount. The Purchase Agreement may also be terminated by mutual agreement of the parties. Neither party may assign or transfer its rights and obligations under the Purchase Agreement.

Pursuant to the Purchase Agreement, within five (5) Trading Days (as defined in the Purchase Agreement) after the date of the Purchase Agreement, the Investor is required to wire $5,000,000 in immediately available funds to the Company (the “Pre-Paid Credit”). The Company has the right to voluntarily terminate the Purchase Agreement upon fifteen (15) days’ prior written notice to the Investor, so long as no Pre-Paid Credit remains outstanding and no Advance Notice (as defined below) is pending. Each of these conditions must be satisfied both on the date the termination notice is delivered and on the effective date of termination; otherwise, such termination notice will automatically be null and void.

If, upon the expiration or termination of the Purchase Agreement, any portion of the Pre-Paid Credit remains unutilized (the “Unutilized Balance”), the Company is required to deliver an Advance Notice (a written notice to the Investor specifying the amount of Class A Ordinary Shares that the Company wishes to issue and sell to the Investor) (or multiple Advance Notices) within five (5) Trading Days prior to the effective date of such expiration or termination sufficient to fully utilize the remaining Pre-Paid Credit, subject to the Ownership Limitation (as defined in the Purchase Agreement). To the extent any Unutilized Balance remains after giving effect to the Ownership Limitation, the Company is required to promptly issue to the Investor or its designee, at the then-applicable Purchase Price (as defined in the Purchase Agreement), such number of Advance Shares (as defined in the Purchase Agreement) as equals the Unutilized Balance divided by the Purchase Price (rounded up to the nearest whole share). If the issuance of such Advance Shares is not permitted under applicable law or the rules of the Principal Market (as defined in the Purchase Agreement), the Company is instead required to repay the Unutilized Balance to the Investor in cash within five (5) Trading Days following the effective date of such expiration or termination.

The Class A Ordinary Shares issuable to the Investor are being offered by the Company pursuant to an effective shelf registration statement on Form F-3 (File No. 333-285637) (the “Shelf Registration Statement”), which became effective on March 26, 2025, and pursuant to a prospectus supplement filed with the SEC (the “Prospectus Supplement”).

Actual sales of Class A Ordinary Shares to the Investor will depend on a variety of factors to be determined by the Company from time to time, including, among others, market conditions, the trading price of the Class A Ordinary Shares s and determinations by the Company as to the appropriate sources of funding for the Company and its operations.

This report on Form 6-K shall not constitute an offer to sell or a solicitation of an offer to buy any Class A Ordinary Shares, nor shall there by any sale of Class A Ordinary Shares in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

In connection with the foregoing transactions, on October 7, 2026, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with Univest Securities, LLC (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as the Company’s exclusive placement agent in connection with the Purchase Agreement. Pursuant to the Placement Agency Agreement, the Placement Agent is entitled to (i) a cash fee equal to five percent (5%) of the aggregate gross proceeds received under the Purchase Agreement and (ii) reimbursement of reasonable travel and out-of-pocket expenses, including legal counsel fees and disbursements, in an amount not to exceed an aggregate of $20,000, subject to compliance with FINRA Rule 5110(f)(2)(D).

Pursuant to the Placement Agency Agreement, the Company has agreed to grant the Placement Agent, for a period of twelve (12) months from the date of the Placement Agency Agreement, a right of first refusal to provide investment banking services to the Company. For these purposes, investment banking services shall include, without limitation, acting as lead manager for any underwritten public offering, acting as placement agent, initial purchaser or financial advisor in connection with any private offering of securities, and acting as financial advisor in connection with any sale or other transfer, directly or indirectly, of a majority of the shares or assets of the Company to another entity, any purchase or other transfer by another entity, directly or indirectly, of a majority of the shares or assets of the Company, and any merger or consolidation of the Company with another entity. For the avoidance of doubt, the foregoing right of first refusal shall not apply to (i) any financing transaction where the Company deals directly with the lender or investor without using any intermediary, (ii) any employee benefit or compensation-related issuance, or (iii) any acquisition-related issuance of securities as consideration without the intention of financing. Such right of first refusal is also subject to FINRA Rule 5110(g), which grants the Company a right of termination for cause, which includes that the Company may terminate the Placement Agent’s engagement upon the Placement Agent’s material failure to provide the services required by the Placement Agency Agreement.

The foregoing description of the Purchase Agreement, the Placement Agency Agreement and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement and the Placement Agency Agreement, which are filed as Exhibit 10.1 and 10.2 hereto, respectively, and incorporated herein by reference.

Incorporation by Reference

The information contained in this report on Form 6-K is hereby incorporated by reference into the Shelf Registration Statement and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
5.1	Opinion of Ogier
10.1	Standby Equity Purchase Agreement
10.2	Placement Agency Agreement
23.1	Consent of Ogier (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 7, 2026	Ohmyhome Limited

	By:	/s/ Agus Prasetyo
	Name:	Agus Prasetyo
	Title:	Chief Executive Officer

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